Exhibit 99.7

LOVE & HEALTH LIMITED

CHARTER of the Nominating and Corporate Governance Committee

of the Board of Directors

Purpose

The Nominating and Corporate Governance Committee (the “Committee”) of the Board of Directors (the “Board”) of Love & Health Limited (the “Company”) shall provide assistance to the Board by fulfilling the Committee’s responsibilities and duties outlined in this charter, including, among other things:

● identifying individuals qualified to become members of the Board (consistent with criteria approved by the Board), reviewing the qualifications of, and considering shareholders’ recommendations for, director candidates and recommending to the Board qualified director nominees for appointment, election or reelection to the Board at each annual shareholders’ meeting and as necessary to fill vacancies and newly created directorships;

● developing and recommending to the Board for adoption the corporate governance guidelines and codes of conduct applicable to the Company, periodically reviewing such guidelines and codes of conduct, recommending changes to the same from time to time as appropriate and overseeing and monitoring compliance with such guidelines and codes of conduct;

● overseeing evaluations of the Board, its committees, and Board members and members of the senior management team;

● identifying directors qualified to serve on the various committees of the Board and recommending to the Board qualified nominees for membership on each such committee;

● overseeing succession planning for the Board and key leadership roles on the Board and its committees; and

● otherwise taking a leadership role in shaping the corporate governance of the Company.

Composition

1. Membership; Qualifications. The Committee will be composed of not less than three Board members. Each member shall be “independent” in accordance with the applicable rules of the Nasdaq Stock Market (“Nasdaq”), subject to an election by the Company to rely on any available exemption, exception, cure period or transition period.

2. Appointment and Removal. The members of the Committee shall be appointed by the Board upon the recommendation of the Nominating and Corporate Governance Committee. Members shall serve until their successors are duly elected and qualified or their earlier resignation, removal, retirement, disqualification or death. The Board may remove or replace any member of the Committee, with or without cause.

3. Committee Chair. The Board may designate a chair of the Committee (the “Chairperson”). In the absence of that designation, the Committee may designate the Chairperson by majority vote of the Committee members, provided that the Board may replace any Chairperson designated by the Committee at any time. The Chairperson will chair all regular sessions of the Committee. In the absence of the Chairperson, the Committee shall select another member to preside.

The Chairperson shall have the delegated authority to act on behalf of the Committee in connection with (a) the negotiation and execution of engagement letters of outside consultants, legal counsel or other advisers to be retained by the Committee and (b) as may otherwise be determined by the Committee.

4. Subcommittees; Delegation Authority. The Committee may form subcommittees composed of one or more of its members for any purpose that the Committee deems appropriate and may delegate to such subcommittees such power and authority as the Committee deems appropriate.

Meeting Operations and Procedures; Attendance

The Committee shall meet as often as it deems appropriate to perform its duties and responsibilities under this charter. The same procedural rules concerning notice of meetings, actions by unanimous consent or telephonic meetings and meetings held by other means of remote communication, and other procedural matters, shall apply to Committee meetings as apply to meetings of the Board under the Company’s memorandum and articles of association and other governing documents.

A majority of the Committee membership will be a quorum for the transaction of business. The action of a majority of those present at a meeting at which a quorum is present will be the act of the Committee. The Committee will maintain written minutes of its meetings, which shall be filed with the minutes of Board meetings. Further, the Committee chair will report regularly to the Board on Committee actions and on the fulfillment of the Committee’s duties under its charter, including following meetings and written resolutions of the Committee.

The Chairperson, in consultation with the Committee members and members of management, will determine the frequency and length of Committee meetings and develop the Committee’s agenda. All non-management directors that are not members of the Committee may attend meetings of the Committee but may not vote. Additionally, the Committee may request any officer or employee of the Company, the Company’s outside counsel or other advisors, including any compensation consultant, and such other persons as it deems appropriate in order to carry out its responsibilities, to attend a Committee meeting. The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

Authority To Retain Advisers and Other Resources

1. Authority to Retain Search Firms and Other Advisers. The Committee, in discharging its role, is empowered to study or investigate any matter of interest or concern that the Committee deems appropriate. The Committee will have the authority, to the extent it deems necessary or appropriate in its sole discretion, to retain and terminate outside counsel or other experts for this purpose, including the authority to approve the fees payable to such counsel or experts and any other terms of retention. The Company shall provide appropriate funding, as determined by the Committee, for payment of reasonable compensation to any consultant, legal counsel or other adviser retained by the Committee, as well as funding for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee also shall have sole authority to retain and to terminate any search firm to be used to assist it in identifying candidates to serve as directors of the Company, including sole authority to approve the fees payable to such search firm and any other terms of retention.

2. Access to Company Resources. Committee members shall have full access to all books, records, facilities and personnel of the Company as the Committee deems appropriate in order to carry out its responsibilities.

Responsibilities

The following functions are expected to be the common recurring activities of the Committee in carrying out its responsibilities. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be required or appropriate in light of changing business, legislative, regulatory, legal or other conditions. The Committee may also carry out any other responsibilities and duties delegated to it by the Board from time to time.

1. Director Nominations. Subject to paragraph 9 below, seek and identify individuals believed to be qualified to become members of the Board (consistent with criteria approved by the Board and taking into consideration individuals identified by shareholders on the same basis as other nominees), review, screen and evaluate the qualifications of, and recommend to the Board qualified director nominees for appointment, election or reelection to the Board at each annual shareholders’ meeting and as necessary to fill vacancies and newly created directorships. The Committee may establish such procedures for the submission of Board candidates recommended for the Committee’s consideration as it deems appropriate.

2. Assessment of Incumbent Directors. Oversee evaluations of the Board, its committees, and Board members, including assessing the contribution and independence of incumbent directors to determine whether to recommend them for reelection to the Board. The Committee will annually review each director’s time commitments and ability to properly discharge their duties, as described in the Company’s Corporate Governance Guidelines.

3. Independence and Conflicts. Consider questions of independence and possible conflicts of interest of members of the Board and executive officers, including as they relate to directorships at other public companies. Review any outside directorships in other public companies held by any executive officer of the Company.

4. Board and Committee Structure and Composition. Review and make recommendations to the Board, as the Committee sees fit, concerning the size, structure, composition and functioning of the Board and its committees. Recommend members of the Board to serve as the chairperson of each committee. Periodically review the charter of each committee of the Board and make recommendations to the Board for the creation of additional committees or the elimination of committees of the Board. Review and recommend to the Board retirement and other tenure policies and other service restrictions for directors.

5. Committee Membership. Identify directors qualified to serve on the various committees of the Board and recommend to the Board qualified nominees for membership in each such committee. When appropriate, make recommendations regarding the removal of any member of any committee.

6. Lead Director. Recommend to the Board as necessary and appropriate an individual to serve as lead director of the Board, if applicable, as described in the Company’s Corporate Governance Guidelines.

7. Director Orientation and Continuing Education. Oversee the orientation of newly appointed or elected members of the Board and any continuing education requirements for the Board as set forth in the Corporate Governance Guidelines.

8. Shareholder Proposals. Review annually any shareholder proposals submitted for inclusion in the Company’s proxy statement and recommend to the Board any statements by the Company in response. Consider shareholder nominees for election to the Board at the Company’s annual meeting of shareholders.

9. Shareholders Agreement. To the extent there is a shareholders agreement to which the Company is a party (as such may be amended from time to time) governing the composition of the Board, act appropriately to nominate individuals to serve as directors, to fill vacancies on the Board and to comply with such other matters as may be specified in such agreement, in each case, in accordance with such shareholders agreement.

10. Certificate of Incorporation and Memorandum and Articles. Review the adequacy of the certificate of incorporation and memorandum and articles of association of the Company and recommend to the Board, as conditions dictate, proposed amendments to the certificate of incorporation and memorandum and articles of association.

11. Corporate Governance Guidelines. Develop and recommend to the Board for adoption the Corporate Governance Guidelines and Codes of Business Conduct and Ethics applicable to the Company, periodically review such guidelines and codes of conduct, recommend changes to the same from time to time as appropriate and oversee and monitor compliance with such guidelines and codes of conduct.

12. Governance Developments. Evaluate developments in corporate governance and shareholder engagement, and review the Company’s governance documents, disclosures and other actions related thereto.

13. Director Compensation. Review and recommend to the Board the form and amount of director compensation.

14. Environmental, Social and Sustainability Matters. Provide oversight of the Company’s sustainability strategy and reporting and corporate citizenship matters, including, but not limited to, material environmental, social, and governance trends and related long- and short-term Company impacts.

15. Indemnification. Review and make recommendations regarding directors’ and officers’ indemnification and insurance matters.

16. Management Assessment. Oversee the evaluation of senior management.

17. Committee Evaluation and Charter Review. It is expected that the Committee will review and evaluate its performance, at least annually, including by reviewing its compliance with this charter. In addition, the Committee will periodically review and reassess the adequacy of this charter and recommend to the Board any proposed changes to this charter that the Committee considers necessary or appropriate. The Committee may conduct such evaluations and reviews in such manner as it deems appropriate.